                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*

                                   -----------

                        NEUTRAL POSTURE ERGONOMICS, INC.
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   64125E 10 5
                                 --------------
                                 (CUSIP Number)


                   Larry Schoenbrun, Gardere & Wynne, L.L.P.,
        1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000
        ----------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 27, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 64125E 10 5                                       PAGE 2 OF 15 PAGES
---------------------                                      ---------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Rebecca E. Boenigk
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                   (b)   [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
    NUMBER OF                       897,610
       SHARES              ----------------------------------------------------
   BENEFICIALLY            8        SHARED VOTING POWER
     OWNED BY                       18,900
        EACH               ----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       897,610
        WITH               ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    18,900
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         916,510
 ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 64125E 10 5                                       PAGE 3 OF 15 PAGES
---------------------                                      ---------------------


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jaye E. Congleton
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      814,440
       SHARES              ----------------------------------------------------
   BENEFICIALLY            8        SHARED VOTING POWER
     OWNED BY                       0
        EACH               ----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       814,440
        WITH               ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         814,440
 ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         24.6%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 64125E 10 5                                       PAGE 4 OF 15 PAGES
---------------------                                      ---------------------

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Catherine Coker
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [X]
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [ ]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      2,450
       SHARES              ----------------------------------------------
   BENEFICIALLY            8        SHARED VOTING POWER
     OWNED BY                       97,095
        EACH               ----------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       2,450
        WITH               ----------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    97,095
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         99,545
 ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.0%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 64125E 10 5                                       PAGE 5 OF 15 PAGES
---------------------                                      ---------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michele Zincke
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      25,838
       SHARES              ----------------------------------------------------
   BENEFICIALLY            8        SHARED VOTING POWER
     OWNED BY                       0
        EACH               ----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       25,838
        WITH               ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         25,838
 ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.8%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 64125E 10 5                                       PAGE 6 OF 15 PAGES
---------------------                                      ---------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David W. Ebner
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
     NUMBER OF                     60,100
       SHARES              ----------------------------------------------------
   BENEFICIALLY            8       SHARED VOTING POWER
     OWNED BY                      0
        EACH               ----------------------------------------------------
     REPORTING             9       SOLE DISPOSITIVE POWER
       PERSON                      60,100
        WITH               ----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         60,100
 ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.8%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 64125E 10 5                                       PAGE 7 OF 15 PAGES
---------------------                                      ---------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gregory A. Katt
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                   (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      5,350
       SHARES              ----------------------------------------------------
   BENEFICIALLY            8        SHARED VOTING POWER
     OWNED BY                       0
        EACH               ----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       5,350
        WITH               ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,850
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.5%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 64125E 10 5                                       PAGE 8 OF 15 PAGES
---------------------                                      ---------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mark E. Benden
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      6,100
       SHARES              ----------------------------------------------------
   BENEFICIALLY            8        SHARED VOTING POWER
     OWNED BY                       0
        EACH               ----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       6,100
        WITH               ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,100
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.3%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 64125E 10 5                                       PAGE 9 OF 15 PAGES
---------------------                                      ---------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomas G. Peterson
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      100,000
       SHARES              ----------------------------------------------------
   BENEFICIALLY            8        SHARED VOTING POWER
     OWNED BY                       0
        EACH               ----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       100,000
        WITH               ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         100,000
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 64125E 10 5

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to the common stock, $0.01 par value (the "Common Stock"), and voting and other contractual rights relating thereto, of Neutral Posture Ergonomics, Inc., a Texas corporation (the "Company"), which has its principal executive offices located at 3904 N. Texas Avenue, Bryan, Texas 77803. The purpose of this filing is to reflect the beneficial ownership of Common Stock held by a group of senior management and key stockholders of the Company who have announced a plan which would result in the Company becoming privately held.

Item 2.  Identity and Background.

         This Statement is being filed collectively by Rebecca E. Boenigk, Jaye
E. Congleton, Catherine Coker, Michele Zincke, David W. Ebner, Gregory A. Katt, Mark E. Benden, and Thomas G. Peterson, pursuant to their agreement to the collective filing of their statement. Each of the above listed persons are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." This Statement also amends the Statements on Schedule 13D of each of Rebecca E. Boenigk and Jaye E. Congleton, both filed with the Securities and Exchange Commission on February 16, 1999, which are incorporated herein by reference.

1.       (a)      Rebecca E. Boenigk
         (b)      3904 N. Texas Avenue, Bryan, Texas 77803
         (c)      Rebecca E. Boenigk is the Chief Executive Officer of the
                  Company.
         (d)      Rebecca E. Boenigk has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e)      Rebecca E. Boenigk has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)      Rebecca E. Boenigk is a citizen of the United States.

2.       (a)      Jaye E. Congleton
         (b)      3904 N. Texas Avenue, Bryan, Texas 77803
         (c)      Jaye E. Congleton is the Executive Vice President - Product
                  Development of the Company.
         (d)      Jaye E. Congleton has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e)      Jaye E. Congleton has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)      Jaye E. Congleton is a citizen of the United States.

CUSIP NO. 64125E 10 5

3.       (a)      Catherine Coker
         (b)      3904 N. Texas Avenue, Bryan, Texas 77803
         (c)      Catherine Coker is Marketing Manager of the Company.
         (d)      Catherine Coker has not, during the last five years, been
                  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e)      Catherine Coker has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)      Catherine Coker is a citizen of the United States.

4.       (a)      Michele Zincke
         (b)      6248 Oram, #1, Dallas, Texas 75214
         (c)      Michele Zincke is the showroom manager for Kimball
                  International, 2515 McKinney Avenue, Suite 1600, Dallas, Texas
                  75201.
         (d)      Michele Zincke has not, during the last five years, been
                  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e)      Michele Zincke has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)      Michele Zincke is a citizen of the United States.

5.       (a)      David W. Ebner
         (b)      3904 N. Texas Avenue, Bryan, Texas 77803
         (c)      David W. Ebner is the Vice President - Operations of the
                  Company.
         (d)      David W. Ebner has not, during the last five years, been
                  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e)      David W. Ebner has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)      David W. Ebner is a citizen of the United States.

6.       (a)      Gregory A. Katt
         (b)      3904 N. Texas Avenue, Bryan, Texas 77803
         (c)      Gregory A. Katt is the Vice President, Chief Financial
                  Officer and Treasurer of the Company.
         (d)      Gregory A. Katt has not, during the last five years, been
                  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e)      Gregory A. Katt has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)      Gregory A. Katt is a citizen of the United States.

CUSIP NO. 64125E 10 5

7.       (a)      Mark E. Benden
         (b)      3904 N. Texas Avenue, Bryan, Texas 77803
         (c)      Mark E. Benden is the Vice President - Engineering of the
                  Company.
         (d)      Mark E. Benden has not, during the last five years, been
                  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e)      Mark E. Benden has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)      Mark E. Benden is a citizen of the United States.

8.       (a)      Thomas G. Peterson
         (b)      3904 N. Texas Avenue, Bryan, Texas 77803
         (c)      Thomas G. Peterson is the President and Chief Operating
                  Officer of the Company.
         (d)      Thomas G. Peterson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e)      Thomas G. Peterson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)      Thomas G. Peterson is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

           As part of the Merger Plan (as defined below), the Company would be merged into Neutral Posture Ergonomics Merger Co., Inc. ("New NPE"), a new corporation owned by the Reporting Persons, and all of the outstanding shares of Common Stock of the Company, except those shares owned by the Reporting Persons and certain of their affiliates, would be converted into cash. It is anticipated that the merger consideration for the outstanding shares of Common Stock will be paid from available working capital of the Company.

Item 4.    Purpose of Transaction.

           On October 27, 2000, the Reporting Persons announced a plan which would result in the Company becoming privately held through a merger of the Company into New NPE (the "Merger Plan"). As a part of the Merger Plan, each outstanding share of Common Stock of the Company, except shares owned by the Reporting Persons and certain of their affiliates, would be converted into the right to receive $1.72 in cash. If the Merger Plan is implemented, the Company's Common Stock would no longer be quoted on the NASDAQ and would be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended. If the Merger Plan is implemented, the Board of Directors of the surviving company will change from the Company's current Board of Directors. The Board of Directors has appointed a Special Committee to review the Merger Plan and implementation of the Merger Plan will require approval of the Special Committee, the Board of Directors and the shareholders of the Company, the execution of a definitive merger agreement and the satisfaction of the conditions to be set forth in the merger agreement.

CUSIP NO. 64125E 10 5

           Other than as set forth in the preceding paragraphs, the Reporting Persons do not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.    Interest in Securities of the Issuer.

(a) and (b):   The following table sets forth the information required by Item
5(a) and (b):


                                                           VOTING
NAME                           NUMBER OF SHARES            POWER            DISPOSITIVE POWER           % OWNERSHIP
----                           ----------------            ------           -----------------           -----------
Rebecca E. Boenigk                 897,610                  sole                   sole                    27.1%
                                    18,900(1)              shared                 shared                    0.6%
Jaye E. Congleton                  814,440(2)               sole                   sole                    24.6%
Catherine Coker                      2,450(3)               sole                   sole                      *
                                    97,095(4)              shared                 shared                    2.9%
Michele Zincke                      25,838                  sole                   sole                     0.8%
David W. Ebner                      60,100                  sole                   sole                     1.8%
Gregory A. Katt                      5,350                  sole                   sole                     0.2%
                                    12,500(5)               none                   none                     0.4%
Mark E. Benden                       6,100                  sole                   sole                     0.2%
                                     5,000(6)               none                   none                     0.2%
Thomas G. Peterson                 100,000                  sole                   sole                     3.0%

----------

     (1) Includes 9,450 shares of Common Stock held in each of Mrs. Boenigk's son's and daughter's UGMA accounts, of which Mrs. Boenigk's husband is the custodian and over which Mrs. Boenigk may be deemed to have shared voting and dispositive power.

     (2) Includes 2,350 shares of Common Stock held in each of Mrs. Congleton's grandson's and granddaughter's UGMA accounts, of which Mrs. Congleton is the custodian and over which Mrs. Congleton has sole voting and dispositive power.

     (3) Includes 2,350 shares of Common Stock held in Mrs. Coker's son's UGMA account, of which Mrs. Coker is the custodian and over which Mrs. Coker has sole voting and dispositive power.

     (4) These shares of Common Stock are owned by Mrs. Coker and her husband, Eric Coker, as joint tenants.

     (5) Represents shares of Common Stock issuable upon Mr. Katt's exercise of stock options.

     (6) Represents shares of Common Stock issuable upon Mr. Benden's exercise of stock options.

 * represents less than 0.1%

CUSIP NO. 64125E 10 5

           The Reporting Persons beneficially own 2,027,883 shares of the Company's Common Stock, excluding shares that the Reporting Persons may obtain upon the exercise of stock options, which represents 61.3% of the outstanding Common Stock of the Company. The percentage calculations are based upon 3,308,800 shares of Common Stock outstanding on October 10, 2000, as reported in the Company's most recent Proxy Statement pursuant to Section 14(A) of the Securities Exchange Act of 1934, filed on October 19, 2000. Mr. Katt's individual percentage calculations include the 12,500 shares underlying his options as if 3,321,300 shares of Common Stock were outstanding. Mr. Benden's individual percentage calculations include the 5,000 shares underlying his options as if 3,313,800 shares of Common Stock were outstanding. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of the Common Stock covered by this Statement, other than the shares individually owned by him or her.

           Catherine Coker shares voting and dispositive power with Eric Coker with respect to the shares owned by the Cokers as joint tenants. The following is the applicable information required by Item 2 with respect to Eric Coker:

           (a)    Eric Coker
           (b)    12970 Valley Circle, College Station, Texas 77845
           (c) Eric Coker is a teacher and coach for the Hearne Independent School District, 900 Wheelock Street, Hearne, Texas 77859.
           (d) Eric Coker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
           (e) Eric Coker has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
           (f)    Eric Coker is a citizen of the United States.

(c)        None.

(d)        Not applicable.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           None.

Item 7.    Material to be Filed as Exhibits.

           Exhibit A - Joint Filing Agreement

           Exhibit B - Shareholders Agreement, by and between Neutral Posture
                       Ergonomics Merger Co., Inc., the Reporting Persons and the spouses of the Reporting Persons

           Exhibit C - Proposal Letter from Neutral Posture Ergonomics Merger
                       Co., Inc. to Neutral Posture Ergonomics, Inc.

Signatures

           Each of the undersigned hereby appoints Rebecca E. Boenigk and Thomas
G. Peterson and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934 any and all amendments and exhibits to this Schedule 13D and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining hereto or thereto, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2000



                                                      /s/ REBECCA E. BOENIGK
                                                     ---------------------------
                                                     Rebecca E. Boenigk


                                                      /s/ JAYE E. CONGLETON
                                                     ---------------------------
                                                     Jaye E. Congleton


                                                      /s/ CATHERINE COKER
                                                     ---------------------------
                                                     Catherine Coker


                                                      /s/ MICHELLE ZINCKE
                                                     ---------------------------
                                                     Michele Zincke


                                                      /s/ DAVID W. EBNER
                                                     ---------------------------
                                                     David W. Ebner


                                                      /s/ GREGORY A KATT
                                                     ---------------------------
                                                     Gregory A. Katt


                                                      /s/ MARK E. BENDEN
                                                     ---------------------------
                                                     Mark E. Benden


                                                      /s/ THOMAS G. PETERSON
                                                     ---------------------------
                                                     Thomas G. Peterson




931080.4
                                  Page 15 of 15